Exhibit 12.1

Landry’s Restaurants, Inc.

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2009	2008
Income (loss) from continuing operations before income taxes	(17,085,779)	20,968,943
Fixed charges, as adjusted	168,884,795	98,675,491

	151,799,016	119,644,434

Fixed charges:
Interest expense including amortization of debt costs	150,539,755	80,537,796
Capitalized interest	8,237,191	3,085,328
Interest factor on rent (1/3 rent expense)	18,345,040	18,137,695
Total fixed charges	177,121,986	101,760,819
Less capitalized interest	(8,237,191)	(3,085,328)

Fixed charges, as adjusted	168,884,795	98,675,491

Ratio of earnings to fixed charges	0.9	1.2